Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Premium Money Market Trust

Master Portfolio Trust

We consent to the use of our reports dated October 18, 2012, with respect to the financial statements of Western Asset Premium Liquid Reserves and Western Asset Premium U.S. Treasury Reserves, each a series of Legg Mason Partners Premium Money Market Trust, and Liquid Reserves Portfolio and U.S. Treasury Reserves Portfolio, each a series of Master Portfolio Trust, as of August 31, 2012, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

December 13, 2012